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                                                             FILE NO._______


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  FORM U-3A-2

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1

                                OGE ENERGY CORP.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     OGE Energy Corp. (the "Company") is a public utility holding company which is incorporated in the State of Oklahoma and located in Oklahoma City, Oklahoma. At December 31, 1996, the Company was not engaged in any business independent of that conducted through its subsidiaries, Oklahoma Gas and Electric Company ("OG&E") and Enogex Inc. ("Enogex").

     OG&E was incorporated February 27, 1902, under the laws of the Territory of Oklahoma and is now existing under and by virtue of the laws of the State of Oklahoma.

     OG&E is an operating electric public utility. Its operations are conducted principally in the State of Oklahoma and does not currently extend beyond the State and the contiguous State of Arkansas. Its business is more fully described in its most recent Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

     Enogex Inc. is a wholly-owned subsidiary of the Company. Enogex Inc. has three wholly-owned subsidiaries: Enogex Products Corporation, Enogex Services Corporation and Enogex Exploration Corporation. Enogex Inc. also owns an eighty percent interest in Centoma Gas Systems Inc. Enogex Inc. and each of its subsidiaries were incorporated under the laws of the State of Oklahoma. Enogex Inc. owns and operates a natural gas pipeline system that delivers natural gas to OG&E's electric generating units. By order of the Commission dated August 28, 1986 (Release No. 35-24174), the Commission ordered that Enogex Inc. was not a gas utility company within the meaning of Section 2(a)(4) of the Public Utility Holding Company Act of 1935, as amended (the "Act"). The subsidiaries of Enogex
Inc.: own and operate gas processing plants in Oklahoma; are engaged in the gathering and processing of natural gas and the marketing of natural gas liquids; are engaged in the buying, selling and

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brokering of natural gas; and are engaged in the  exploration for and production of natural gas. The subsidiaries of Enogex Inc. are not "public utility companies" within the meaning of the Act.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     The Company owns no physical properties.

     The principal properties of OG&E are described in the above mentioned Form 10-K Annual Report (File No. 1-1097) on file with the Commission.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

              None                        by Company
              23,016,119,000              Kwh by OG&E

     (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None                        by Company
              2,125,163,000               Kwh by OG&E

     (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              None                        by Company
              1,916,035,000               Kwh by OG&E

     (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              None                        by Company
              489,972,000                 Kwh by OG&E

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

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     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Item 4 is not applicable. The Company does not hold directly or indirectly any interest in an EWG or a foreign utility company.

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                                    EXHIBITS


     A. Consolidating Statement of Income and Retained Earnings for the year ended December 31, 1996, and Consolidating Balance Sheet as of December 31, 1996, for OGE Energy Corp. (the "Company") and its subsidiary companies. The Company was organized on August 4, 1995 by Oklahoma Gas and Electric Company ("OG&E") for the purpose of effecting a share exchange with OG&E and becoming the holding company for OG&E. The Company had no operations until the share exchange became effective on December 31, 1996.

     B.   Financial Data Schedule.

     C. An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

          Exhibit C is not applicable. The Company does not hold directly or indirectly any interest in an EWG or a foreign utility company.

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     The  above-named  claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February 1997.


                                          OGE ENERGY CORP.
                                            (Registrant)


                                  By     /s/ J. R. Hatfield
                                  ---------------------------------
                                             J. R. Hatfield
                                    Vice President and Treasurer





CORPORATE SEAL

Attest:


            /s/ Irma B. Elliott
         ----------------------------
                Irma B. Elliott
         Vice President and Secretary


     Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:


J. R. Hatfield, Vice President and Treasurer
--------------------------------------------
P. O. BOX 321, Oklahoma City, Oklahoma  73101-0321
--------------------------------------------------


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                                  EXHIBIT INDEX
                                  -------------



     Exhibit                       Description
     -------                       -----------



     A. Consolidating Statement of Income and Retained Earnings for the year ended December 31, 1996, and Consolidating Balance Sheet as of December 31, 1996, for OGE Energy Corp. (the "Company") and its subsidiary companies. The Company was organized on August 4, 1995 by Oklahoma Gas and Electric Company ("OG&E") for the purpose of effecting a share exchange with OG&E and becoming the holding company for OG&E. The Company had no operations until the share exchange became effective on December 31, 1996.

     B.   Financial Data Schedule.